February 9, 2024

Via Edgar

Alan Campbell

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Re:	ABVC BioPharma, Inc.
Registration Statement on Form S-1
Filed January 12, 2024
File No. 333-276500

Dear Mr. Campbell:

This letter is in response to the letter dated January 22, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ABVC BioPharma, Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form S-1 (the “Amendment No. 1”) is being filed to accompany this letter.

Registration Statement on Form S-1 filed January 12, 2024

Executive Compensation, page 80

1.	Please revise your registration statement to include the executive compensation disclosures required for the fiscal year ended December 31, 2023. Refer to Item 402(n)(1) of Regulation S-K and Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, we have revised the registration statement to include the executive compensation disclosures required for the fiscal year ended December 31, 2023.

Selling Stockholders, page 91

2.	Please update the selling stockholder table to reflect all of the shares being registered pursuant to this registration statement on behalf of the selling stockholders. In this regard, the number in the table appears to exclude the 1,000,000 shares of common stock underlying the 2nd Lind Warrant.

Response: In response to the Staff’s comment, we have updated the selling stockholder table to reflect all of the shares being registered pursuant to this registration statement on behalf of the selling stockholders.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Louis Taubman, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Uttam Patil
Name:	Uttam Patil
Title:	Chief Executive Officer

Cc: Louis Taubman, Esq.

Hunter Taubman Fischer & Li LLC